June 14, 2010
VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Re: Resources Connection, Inc.
File No. 000-32113
Form 10-K for Fiscal Year Ended May 30, 2009
Filed July 29, 2009
Definitive Proxy Statement on Schedule 14A
Filed September 10, 2009
Form 10-Q for Fiscal Period Ended November 28, 2009
Filed January 7, 2010
Form 10-Q for Fiscal Period Ended February 27, 2010
Filed April 2, 2010
Form 8-K
Filed November 24, 2009
Form 8-K/A
Filed January 5, 2010
Dear Mr. Owings:
On behalf of Resources Connection, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in the Staff letter dated June 4, 2010 (the “Staff’s Letter”) regarding our Form 10-K for fiscal year ended May 30, 2009, Definitive Proxy Statement on Schedule 14A, Form 10-Q for Fiscal Period Ended November 28, 2009, Form 10-Q for Fiscal Period Ended February 27, 2010, Form 8-K, and Form 8-K/A. The responses set forth below correspond to the numbers assigned in the Staff’s Letter. For the Staff’s convenience, we have restated each of the Staff’s comments in bold type immediately prior to the Company’s response to such comment.
17101 Armstrong Avenue, Irvine CA 92614
telephone 714-430 6400 facsimile 714 428 6090 www.resourcesglobal.com

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

Form 10-K for Fiscal Year Ended May 30, 2009
Financial Statements, page 40
Note 15 Stock Based Compensation Plans, page 60
1.	We note your response to comment three in our letter dated April 8, 2010 that your restricted stock grants are not material for disclosure. However, we believe that some additional disclosure is necessary to allow your investors to assess the materiality of the restricted stock grants and to understand why additional disclosures have not been provided. Please disclose in future filings the number of shares of restricted stock outstanding and the number of unvested restricted shares at the most recent balance sheet. If there is material unrecognized compensation expense related to unvested restricted shares which is not included in the amount disclosed for unrecognized compensation expense related to stock options, please disclose the aggregate amount of such unrecognized compensation expense and the weighted-average period over which it is expected to be recognize. Alternatively, if the unrecognized compensation expense related to your unvested restricted shares is not material, please consider disclosing a statement to that effect.
Response:
1.	We acknowledge the Staff’s request and in future filings we will include a statement, to the extent true, that the unrecognized compensation expense related to unvested restricted shares is not material and state the number of unvested shares. To the extent the amount becomes material, we will include the required disclosures.
Form 8-K filed November 24, 2009 and Form 8-K/A filed January 5, 2010
2.	We note from your response to comment eight in our letter dated April 8, 2010 that you did not record a separate asset arising from your acquisition of Mr. Sitrick’s personal goodwill; however, your treatment of this personal goodwill as a part of the purchase price in the acquisition resulted in your recording a higher amount of goodwill in the purchase transaction. We reviewed the Membership Interest Purchase Agreement, the Goodwill Purchase Agreement and the Employment Agreement in considering your response. We note that as a condition of your willingness to enter into the purchase agreements, Mr. Sitrick was required to execute and deliver to you an Employment Agreement for a term of four and one-half years that included specific provisions regarding conditions under which his employment could be terminated. After reviewing your response it is still unclear to us how Mr. Sitrick’s personal goodwill could be separated from his employment by you following the acquisition, and therefore, why the

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

purchase price for this personal goodwill would not be considered compensation expense. Please provide the basis in GAAP for your accounting. In order to help us more fully understand your responses, please explain your consideration of the following:
•	Tell us why you believe that Sitrick and Company’s historical practice of paying a royalty to Mr. Sitrick for the use of his personal goodwill was not compensatory in nature. We note that while these payments appear to have greatly exceeded his stated salary, they appear to relate to his personal knowledge, business relationships, reputation and services, and it is unclear to us how these items were separable from his services.

•	To the extent that the acquired personal goodwill relates to Mr. Sitrick’s business relationships, reputation, referral network, trade secrets and media contacts, it is unclear to us how these items could be separated from Mr. Sitrick’s employment by you following the acquisition, including how you would realize the value from Mr. Sitrick’s personal goodwill in the absence of his employment by you.
Response:
2.	The Company’s acquisition of the Sitrick Brincko Group was negotiated as an integrated transaction between the parties. Those negotiations resulted in initial consideration of seven times the sum of the adjusted EBITDA of Sitrick and Company and Brincko Associates for the trailing twelve month period times 55%. This initial purchase price aggregated $44.7 million and represented an initial payment for the going concern value of the businesses, the total value of which the parties could not reach agreement, resulting in the contingent consideration structure. Because we viewed the acquisition of Sitrick and Company and Brincko Associates as an integrated transaction versus the hiring of an individual (Mike Sitrick), we did not negotiate a separate value of the Sitrick and Company business and the Sitrick personal goodwill. Additionally, based upon our extensive negotiations with Mr. Sitrick relating to the terms of our aggregate purchase consideration, we determined Mr. Sitrick would not have agreed to sell his membership interests to the Company, without the Company purchasing his personal goodwill due to personal tax reasons. The aggregate purchase price based upon the aforementioned valuation formula was allocated to the respective Membership Interest Purchase Agreement (“MIPA”) and the Goodwill Purchase Agreement (“GPA”) by Mr. Sitrick with the assistance of a valuation firm in order, we believe, to satisfy certain personal tax filing requirements. The Company played no role in determining this allocation due to our view that the economic substance of the transaction was the acquisition of an integrated business enterprise, the Sitrick Brincko Group, irrespective of the fact that the

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

business combination was consummated contractually through separate agreements.

We do not believe Sitrick’s historical accounting treatment of the royalty is relevant to accounting for business combinations under ASC 805. Compensation is generally paid in exchange for services rendered over a defined time period, and is only earned or payable to the extent services are rendered. Under the terms of the MIPA and the GPA, we have concluded the Company is obligated to pay all amounts due under the contingent consideration arrangement irrespective of Mr. Sitrick providing future services to the Company.

The fact that the Company did not require Mr. Sitrick to remain an employee of the Company in order to receive contingent consideration is reflective of our determination that his personal goodwill was indeed separable from his services. As of the acquisition date, Sitrick and Company consisted of approximately 45 crisis communications professionals, each with business relationships and business skill sets that in many instances overlap those of Mr. Sitrick. We believe this group of professionals would continue the crisis communication services provided by the Sitrick and Company business in the absence of Mr. Sitrick.
3.	We note from your response to comment nine in our letter dated April 8, 2010. So that we may fully understand your response and your consideration of the indicators set forth in FASB ASC 805-10-55-25, please provide us with the following additional information:
•	A. Continuing Employment. We note from the provisions in the Membership Interest Purchase and Goodwill Purchase Agreements that as a condition and inducement to your willingness to enter into these agreements, each of Mr. Sitrick and Mr. Brincko were required to execute and deliver to you an employment agreement for a term of four and one half years with provisions for termination only upon death, disability, for cause, for good reason or upon a change of control as defined in the employment agreements. We further note that the agreement appear to contain provisions relating to specific performance of the agreements. It appears that the termination of employment by these individuals for reasons other than those specified in the employment agreements may be a breach of such agreements. Please point us to the specific sections of these agreements that provide that the contingent consideration payments are not affected by employment termination. Please provide us with your legal analysis as to whether and why you would continue to be obligated to make these contingent consideration payments if Mr. Sitrick or Mr. Brincko terminated employment for reasons not specified in their

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

employment agreements, such as in the event of a dispute between the parties.

•	E. Number of Shares Owned. We do not understand your statement that because all selling membership interest holders except Mr. Sitrick’s spouse became your employees this indicator is inapplicable. Please tell us how you considered whether the spousal relationship between Mike and Nancy Sitrick would impact any analysis of selling shareholders who became key employees versus selling shareholders who did not become key employees. Refer to the last sentence of FASB ASC 805-10-55-25e. If you consider Mike and Nancy Sitrick effectively to be one selling shareholder for purposes of this analysis due to their spousal relationship, it would appear that the selling shareholders who owned substantially all of the shares in the acquiree continue as key employees in the post-merger company. Please reconsider this section of the applicable guidance, and provide us with your further considerations as to how it is or is not indicative of some part or all of the contingent consideration being compensatory in nature.

•	H. Other Agreements and Issues. We note the provisions in Sections 2.9 and 3.8 of the Membership Interest Purchase Agreement and Section 2.7 of the Goodwill Purchase Agreement relating to agreements pertaining to income tax treatment of payments to be made under these agreements, which appear to include the contingent payments. Please tell us what consideration you gave to whether the arrangements with respect to income tax treatment of contingent payments may indicate that the contingent payments are attributable to something other than consideration for the acquired business.
Response:
3.A.	Continuing Employment. We acknowledge the Staff’s focus on the interrelationship between the MIPA, GPA and the employment agreements of Mr. Sitrick and Mr. Brincko. We understand that the Staff is inquiring further as to whether continued employment is a condition precedent to either Seller’s right to receive contingent consideration. The answer to the Staff’s question is no. Section 2.7(b)(i) of the MIPA and Section 2.5(b)(i) of the GPA exclude any contractual obligation requiring continued employment as a condition for receiving any earn-out payment. Stated another way, the only legal criteria or condition precedent to the Sellers receiving contingent consideration is EBITDA performance of the Sitrick Brincko Group over the earn-out measurement period. As a result of negotiations between the parties, the operative provisions of the MIPA and GPA only require EBITDA performance

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

that “is greater than or equal to the Initial Purchase Price EBITDA” and there is no continuing employment obligation to earn contingent consideration. Therefore, under the terms of the MIPA and GPA (as applicable to Mr. Sitrick), Mr. Sitrick or Mr. Brincko could voluntarily terminate or the Company could terminate their employment with the Company and the Sellers would still be entitled to an earn-out payment if the Sitrick Brincko Group’s average EBITDA performance over the measurement period is equal to or greater than the Initial Purchase Price EBITDA of approximately $11.3 million. The Company has no right or remedies under the MIPA or GPA should the Sellers or the Company terminate the employment relationship.

Further, with respect to the employment agreements, there is no provision therein modifying or limiting the right to the contract benefits of the MIPA Section 2.7(b)(i) or GPA Section 2.5(b)(i) upon a separation of employment. Again, there is no condition precedent between the Sellers contingent consideration rights and continued employment with the Company. The two agreements provide for different rights and protections. The MIPA and GPA give the Sellers rights to contingent consideration based upon the Sitrick Brincko Group’s financial performance over a period of time. The employment agreements give Mr. Sitrick and Mr. Brincko contractual rights as employees. We must also note that common law prohibits specific performance as a remedy for breach of an employment contract. Finally, executing employment agreements simultaneously with the execution of an acquisition document is ordinary course in connection with the purchase of a services business. Simultaneous execution — in and of itself — does not connect the contractual rights where the documents themselves do not.

E.	Number of Shares Owned. We agree with the Staff’s view that Mike and Nancy Sitrick should be viewed as one selling shareholder based upon further review of the applicable guidance in ASC 805-10-55-25. Based upon our previously furnished analysis of the indicators set forth in ASC 805-10-55-25 as described in our letter to the Staff dated May 4, 2010, we still conclude the vast preponderance of other applicable indicators result in the conclusion that the contingent consideration should be accounted for as additional purchase price consideration.

H.	Other Agreements and Issues. Section 2.9 of the MIPA and Section 2.7 of the GPA pertain to the allocation of the purchase price for tax purposes. Based upon our assessment of current income tax regulations, we determined the Company would be required to treat contingent consideration paid by the Company as additional purchase consideration for tax purposes, deductible over a 15 year period from date of payment. Because the contingent consideration is not tied to employment, existing state and federal tax regulations preclude an immediate deduction in the period of payment. Additionally, under current

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

federal and state income tax regulations, all of the initial purchase consideration paid to the Sellers is treated as purchase consideration.
4.	We further note in your response to comment nine in our letter dated April 8, 2010 that you determined the contingent consideration allocable to employees is a cash bonus plan for which the cost should be accrued when the achievement of the related performance condition is probable, and you concluded sufficient evidence did not exist to meet the probable threshold required under FASB ASC 710. Please explain to us in more detail why you concluded the achievement of the performance condition was not probable at the acquisition date and at February 27, 2010. Please specifically tell us how you considered the following:
•	We note the obligation for the estimated fair value of the contingent Earn-out payments was $58.6 million at February 27, 2010 based on probability weighted projections of the average EBITDA during the four year Earn-out period discounted using an original discount rate of 1.9 percent. It appears this amount excludes amounts allocable to the employees. The probability weighted-average EBITDA suggested by the fair value recorded for the portion of the contingent Earn-out payments to be paid to the sellers appears to suggest that you have assumed that the Earn-out EBITDA is likely to exceed the Initial EBITDA by an amount that would result in payments being due to employees.

•	We note the employee contingent consideration will be paid only to the employees who remain employed at the end of the four year measurement period, but it does not appear that this fact affects the total amount of employee contingent consideration to be paid. Please explain to us how the contingent consideration allocable to employees would be affected if no employees remain employed at the end of the measurement period. It is unclear to us whether the total Earn-out amounts, including the portion potentially allocable to other employees, would be paid to Sitrick Co., Brincko and Mr. Sitrick. Please tell us whether and how this scenario impacted your accounting for the contingent consideration related to your acquisition of Sitrick Brincko Group.
Response:
4.	The Staff’s observation that the probability weighted projections result in an estimated fair value of contingent consideration that suggests a portion of the contingent consideration will be allocable to employees is accurate. The estimated fair value of contingent consideration, however, is based upon

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

numerous individual scenarios; none currently weighted with a probability in excess of 30 percent. The individual scenarios include projections indicating that no portion of the contingent consideration would be allocable to employees.

The Company’s interpretation of the criteria for recording liabilities associated with a cash bonus plan which contains performance conditions do not allow for the recording of employee liabilities based upon probability weighted scenarios extending over a four year period of the performance criteria being met. Rather, the individual specific performance condition to pay the cash bonuses must be probable. Based upon this interpretation, we believe it is appropriate to record the liability for the cash bonus plan once specific performance is probable, for example, when actual EBITDA trends indicate specific performance is probable. We determined that actual EBITDA trends for the first three months following the acquisition date did not allow the Company to conclude specific performance is probable.

From a legal standpoint, if contingent consideration is allocable to employees, but no employees remained at the end of the measurement period, the amount allocable to employees would be payable to the Sellers. As previously described, the payment of contingent consideration to the Sellers is not conditioned upon the Sellers remaining as employees of the Company during the measurement period. If no employees remain at the end of the measurement period, then any amounts that had been accrued as compensation expense would be reversed, and a corresponding amount would be charged to expense as a fair value adjustment to the amount of contingent consideration payable to the Sellers. This scenario does not alter our determination that the contingent consideration should be recorded as consideration for the integrated businesses of Sitrick and Company and Brincko Associates.
Unaudited Pro Forma Condensed Combined Financial Statements (Exhibit 99.4)
5.	We note your response to comment 12 in our letter dated April 8, 2010. As indicated in our comments above, it remains unclear to us that the use of Mr. Sitrick’s business relationships, reputation, referral network, trade secrets and media contacts could be separated from his employment. If the purchase of Mr. Sitrick’s personal goodwill is compensatory, it would be unclear to us that it is appropriate to eliminate the royalty payments to Mr. Sitrick in your pro forma financial statements, as it would appear that compensation for these items continues after your acquisition of Sitrick Brincko Group. If not addressed in your response to our comments above, please tell us your rationale for eliminating such payments in the pro forma statements of operations. We may have further comments after reviewing your response.
Response:

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

5.	Based upon our conclusions stated in the responses to the Staff’s comment Nos. 2 and 3 regarding the separating of the contingent consideration and future employment of Mr. Sitrick, we believe the elimination of the royalty payment from the pro forma information is appropriate, as the Company will not pay royalty payments subsequent to the acquisition.
Definitive Proxy Statements Schedule 14A
Compensation Discussion and Analysis, page 17
6.	We note your response to comment 18 in our letter dated April 8, 2010. Please provide your proposed language.
Response:
6.	At the Staff’s request, following is additional detail on how individual roles and other performance factored into the annual incentives awarded by the Company to our named executive officers for fiscal 2009. As noted in our prior response, in future filings, we will provide additional discussion and analysis concerning the qualitative or discretionary component of the annual incentives awarded by the Company to our named executive officers for the corresponding fiscal year, including key team objectives and individual contributions and the achievements upon which our named executive officers’ annual incentive awards are based. While the specific disclosure in future years will have to be tailored to the particular circumstances, the disclosure will be substantially as follows if the Compensation Committee’s processes and decisions with respect to annual incentives for that fiscal year are substantially similar to its processes and decisions with respect to the annual incentives awarded to our named executives officers for fiscal 2009.

“25% of each Named Officer’s target annual incentive compensation opportunity is determined based on qualitative factors determined and measured by the Compensation Committee in its discretion. The Compensation Committee based its annual incentive determinations for the Named Officers on its subjective assessment of the Company’s management of operating costs, client retention and continuity, cash flow, employee retention, strategic business model expansion, development and growth of leadership and management skills, effective team stewardship of the Company’s culture and development of service offerings. These factors did not include any specific, objective goals, and there was no specific weighting of the particular factors.

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

In making its determination of the discretionary component of the Named Officer’s annual incentives, the Compensation Committee notes that the Company faced the worst general economic environment in the United States since the Great Depression and the most difficult operating environment in the Company’s 15-year history. Taking this into account, the Compensation Committee felt that management had achieved exceptional results in fiscal 2009, which included the following specific accomplishments:

1.	The Company achieved positive operating cash flow of $66.3 million, which helped fund approximately $12.3 million in stock repurchases and $5.3 million in acquisition-related cash costs.

2.	The Company closed the fiscal year with $163.7 million in cash, cash equivalents and short-term investments and no debt on the balance sheet.

3.	The Company managed operating costs appropriately, reducing SG&A by $15.2 million or 6.7%.

4.	The Company achieved 99% retention of its top 100 clients during FY 2009.

5.	The Company completed two acquisitions to supplement geographic and service line offerings in the United States and the Netherlands.

6.	The Company retained all key executives and field operations management in the face of the difficult economy which the Compensation Committee determined would help provide a stable platform for the Company’s future success.

7.	In the Compensation Committee’s judgment, each Named Officer expanded his or her area of management or leadership to meet the evolving needs of the business.

8.	During fiscal 2009, the Company was recognized on the list of the “100 Most Trustworthy Companies” by Forbes magazine.

Based upon the Compensation Committee’s subjective assessment of these achievements and the Compensation Committee’s subjective assessment of general competitive compensation practices, the Compensation Committee awarded the Named Officer’s the maximum discretionary incentive awards for the fiscal year.

The discretionary award determined by the Compensation committee for each of Mr. Cherbak, Ms. Duchene and Mr. Franke amounted to 37.5% of their respective

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

base salaries for fiscal 2009. The discretionary award determined by the Compensation committee for Mr. Christopoul amount to 56% of his base salary for fiscal 2009, with the greater percentage reflective of his overall responsibilities for the operation and results of the Company. Mr. Murray waived his discretionary award and requested that the Compensation Committee take that waiver into account and instead reallocate bonus amounts that would have otherwise been awarded to him to certain of the other Named Officers in light of his view of their exceptional contributions in the challenging economic environment. The Compensation Committee agreed with Mr. Murray and took this factor into account in its subjective bonus determinations resulting in the final fiscal 2009 bonus percentages reflected above and the final fiscal 2009 bonus amounts reflected in the ‘Summary Compensation Table — Fiscal 2009’ below.”
Long-Term Equity Incentive Awards, page 20
7.	We note your response to comment 19 in our letter dated April 8, 2010. Please provide your proposed language
Response:
7.	As noted in our prior response, in future filings, we will provide additional explanation regarding the factors used to determine the size of each named executive officer’s stock option award. At the Staff’s request, we provide the following language in response to Item No. 7 in your comment letter. While the specific disclosure in future years will have to be tailored to the particular circumstances, the disclosure will be substantially as follows if the Compensation Committee’s processes and decisions with respect to stock option awards in that fiscal year are substantially similar to its processes and decisions with respect to the stock options awarded to our named executive officers in fiscal 2009.

“The size of equity award granted to each of our Named Officers is a subjective decision made by the Compensation Committee in the exercise of its business judgment. In making this determination, the Compensation Committee considers its general assessment of the Company’s performance results relative to revenue achievement and return on equity, client retention, Company morale, success in developing a productive management team, corporate governance performance, risk management, the total cash compensation paid to the Named Officers in our immediately preceding fiscal year, the number and value of options previously granted, dilution effects on our stockholders and ensuring that an appropriate number of shares would be available for option awards to less-senior employees, the number and value of long-term equity awards made to comparable executives at our peer group companies (based on their published data), and ensuring that the Named Officers were provided with total long-term equity compensation and total

H. Christopher Owings
Securities and Exchange Commission
June 14, 2010

compensation amounts that were appropriate and competitive. We believe the size of each Named Officer’s stock option award is consistent with our compensation objectives of paying for performance and putting a significant portion of total compensation “at risk.” The number of options granted to each Named Officer during this fiscal year and the grant-date fair value of these options as determined under FAS 123R for purposes of the Company’s financial statements is presented in the ‘Grants of Plan-Based Awards in Fiscal [YEAR]’ table below. A description of the material terms of the stock option awards granted during the fiscal year is presented in the narrative section following the ‘Grants of Plan-Based Awards in Fiscal [YEAR]’ table below.

We respectfully submit that, since these determinations are subjective and made by the Compensation Committee in the exercise of its business judgment, there is no specific formula and there are not more specific factors, goals or targets that should be disclosed herein. If, in determining the size of grant of named executive officer equity awards in the future, the Compensation Committee considers more specific information, that more specific information will be disclosed in the applicable year in accordance with and as required by Item 402(b) of Regulation S-K.”
Additionally, we acknowledge that: The Company is responsible for the adequacy and accuracy of the disclosure in our filings; the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (714) 430-6500 with any questions or comments regarding this letter.

Sincerely,
/s/ Nathan Franke
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.